UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Agreement reached to sell Veolia’s regulated water business in the UK

First significant step of the €5 billion asset divestment program before end 2013

Net debt reduction of € 1.450bn

Paris, 28 June 2012. Today, Veolia Environnement’s wholly owned subsidiary, Veolia Water UK PLC, has agreed to sell the UK regulated water activities of Veolia Environnement to Rift Acquisitions Limited(a) for a total transaction value of £1,236 million(b).

Following completion of this transaction, Veolia Environnement’s net debt will be reduced by around £1,165million(c) (€1,450(d)million) as a consequence of the sale. Veolia Environnement will retain, in addition to its non regulated water business, an interest in the UK regulated water business through Veolia Water UK’s retained 10% equity interest in the divested business for a period of at least 5 years.

Antoine Frerot, Chairman and Chief Executive Officer of Veolia Environnement, added:

“This first significant divestment shows that we are moving in the right direction regarding the implementation of our strategic plan and that the transformation of Veolia is progressing at a good pace.”

The sale is not subject to any precedent condition and is expected to be finalised today. This divestiture is the first significant step of the €5 billion asset divestment program before end 2013, announced by Veolia Environnement during its Investor Day, on December 6, 2011.  The divested assets’ adjusted operating cash flow and adjusted operating income for 2011(e) were respectively £105,5 million and £74,9 million.

(a) Rift Acquisitions Limited is an acquisition entity formed by Infracapital Partners, the infrastructure investment fund managed by M&G (the European investment arm of Prudential plc), Morgan Stanley Infrastructure Partners.
(b) On a regulated asset base of £948m at March 31, 2012
(c) Before transaction fees
(d) GBP:EUR of 1:1.246
(e) €122 million and €86 million (at 2011 average exchange rate)

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular  include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 29, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer